Form 10-K, Exhibit 13
period 1997-11-30
COMMERCIAL PROPERTIES 4 L P
filed 1998-03-02
CIK 759852

EXHIBIT 13

                          ANNUAL REPORT TO UNITHOLDERS
                      FOR THE YEAR ENDED NOVEMBER 30, 1997

                         Commercial Properties 4, L.P.





Commercial Properties 4, L.P. is a limited partnership formed in 1984 to acquire, operate and hold for investment commercial real estate. The Partnership's sole remaining asset is the Crosswest Office Center
("Crosswest"), a three-story commercial office building containing approximately 145,000 square feet located in White Plains, New York, approximately twenty miles north of New York City.













                                    Contents

                      1   Message to Investors
                      2   Financial Highlights
                      3   Consolidated Financial Statements
                      6   Notes to the Consolidated Financial Statements
                     10   Report of Independent Auditors
                     11   Net Asset Valuation












Administrative Inquiries  Performance      Inquiries/Form 10-Ks
Address Changes/Transfers                  First Data Investor Services Group
Service Data Corporation                   P.O. Box 1527
2424 South 130th Circle                    Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596                 Attn:  Financial Communications
800-223-3464                               800-223-3464



                              Message to Investors

Presented for your review is the 1997 Annual Report for Commercial Properties 4, L.P. This report includes an update on our intention to market the Partnership's remaining property, Crosswest Office Center ("Crosswest" or the "Property") and a review of operations at the Property during the year. Also included are financial highlights and the Partnership's audited financial statements.

Market Update
The commercial office market continued to improve during 1997, with a healthy economy increasing demand for office space in most areas of the country. Westchester County was no exception to this favorable environment; lease rates and market values are steadily improving as compared to a year earlier. In consideration of these strong conditions, as well as favorable capital markets and the completion of significant capital improvements during the year, the General Partners believe that the Property is well-positioned for sale. Accordingly, we expect to engage a real estate brokerage firm to assist with our efforts in marketing Crosswest for sale. It is anticipated that a sale of the Property and liquidation of the Partnership will be completed during 1998. However, there can be no assurance that the Property will be sold within this time frame, or that any sale, if completed, will result in a particular price.
Once the Property is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.

Operations Update
The Property was 95% occupied at November 30, 1997, compared with 100% a year earlier. The decrease is primarily attributable to a 6,000 square foot increase in the Property's gross leasable area as a result of the conversion of an existing first floor storage area into commercial office space. Leasing activity during the year included one new lease totaling 1,437 square feet. In addition, three leases were renewed, totaling 4,743 square feet and two tenants leasing a total of 4,125 square feet, extended leases.
Another two tenants increased their space by 1,135 square feet and 563 square feet, respectively, and extended their leases. In order to provide space for the 1,135 square foot expansion, the General Partners negotiated an early termination with a tenant occupying
4,542 square feet, and collected an early termination fee.  In
1998, leases totaling 28,481 square feet, or approximately 20% of the Property's leasable area, are scheduled to expire. The General Partner will continue to negotiate renewals and aggressively market any leasable space.

General Information
As you are aware, several third parties have commenced partial tender offers to purchase units of the Partnership at prices which are below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary
Our focus during 1998 will be to market Crosswest for sale. Should a sale be consummated, the General Partners will pay one or more distributions to the Limited Partners and liquidate the Partnership. In the interim, we will continue to pursue leasing initiatives at Crosswest to maintain and enhance its value. We will keep you apprised of significant developments in future reports.

Very truly yours,

CP4 Real Estate Services Inc.        Hogan Stanton Investments, Inc.
General Partner                      General Partner of HS Advisors III, Ltd.
/s/Jeffrey C. Carter                 /s/ Mark P. Mikuta
Jeffrey C. Carter                    Mark P. Mikuta
President                            President

February 26, 1998



                      Financial Highlights


Selected Financial Data
For the Years Ended November 30,  1997     1996     1995      1994      1993
Dollars in thousands,
except per Unit data

Total income                   $ 2,852  $ 2,805  $ 2,630   $ 3,130   $ 3,373
Net loss                          (252)    (152)    (234)   (3,967)   (1,114)
Total assets at year end        13,235   15,119   15,417    15,525    26,131
Mortgage payable                 2,503    2,653    2,781     2,899     8,722
Net cash provided by
   (used for) operations          (180)     825      573       437        37
Net loss per limited
   partnership Unit             $(4.55)  $(2.82)  $(4.24)  $(70.12)  $(19.58)

   Total income remained largely unchanged from 1996, reflecting relatively stable leasing conditions at the Property.

   The higher net loss in 1997 is primarily attributable to higher property operating expenses and general and administrative expenses.



Consolidated Balance Sheets              At November 30,        At November 30,
                                                   1997                   1996
Assets
Real estate, at cost:
 Land                                        $2,000,000             $2,000,000
 Building and improvements                   19,032,005             18,241,490
                                             21,032,005             20,241,490
 Less accumulated depreciation               (9,208,423)            (8,337,153)
                                             11,823,582             11,904,337

Cash and cash equivalents                       133,958              1,339,034
Restricted cash                                 402,707                873,891
Rent receivable                                 106,351                 88,910
Prepaid expenses, net of accumulated amortization
 of $522,642 in 1997 and $423,728 in 1996       349,160                360,341
Deferred rent receivable                        317,316                370,148
Other assets, net of accumulated amortization
 of $72,108 in 1997 and $54,165 in 1996         101,775                182,233
  Total Assets                              $13,234,849            $15,118,894
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Mortgage note payable                       $2,503,108             $2,653,177
 Accrued interest payable                             _                 17,135
 Accounts payable and accrued expenses          435,377                386,616
 Due to affiliates                            2,349,614              3,863,561
  Total Liabilities                           5,288,099              6,920,489
Partners' Capital (Deficit):
 General Partners                              (124,399)              (128,928)
 Limited Partners (56,341 units outstanding)  8,071,149              8,327,333
  Total Partners' Capital                     7,946,750              8,198,405
  Total Liabilities and Partners' Capital   $13,234,849            $15,118,894




Consolidated Statement of Partners' Capital (Deficit)
For the years ended November 30, 1997, 1996 and 1995
                                              General    Limited
                                              Partners   Partners    Total
Balance at November 30, 1994                $(140,127)  $8,725,272  $8,585,145
Net income  (loss)
                                                4,645     (238,951)   (234,306)
Balance at November 30, 1995                 (135,482)   8,486,321   8,350,839
Net income (loss)                               6,554     (158,988)   (152,434)
Balance at November 30, 1996                 (128,928)   8,327,333   8,198,405
Net income (loss)                               4,529     (256,184)   (251,655)
Balance at November 30, 1997                $(124,399)  $8,071,149  $7,946,750

Consolidated Statements of Operations
For the years ended November 30,                 1997         1996        1995
Income
Rental                                     $2,779,607   $2,719,736  $2,574,200
Interest                                       72,217       85,121      55,393
  Total Income                              2,851,824    2,804,857   2,629,593
Expenses
Property operating                          1,371,457    1,292,614   1,214,013
Depreciation and amortization               1,101,770    1,101,925   1,069,494
Interest                                      401,254      410,759     430,618
General and administrative                    228,998      151,993     149,774
  Total Expenses                            3,103,479    2,957,291   2,863,899
  Net Loss                                  $(251,655)   $(152,434)  $(234,306)
Net Income (Loss) Allocated:
To the General Partners                      $  4,529     $  6,554    $  4,645
To the Limited Partners                      (256,184)    (158,988)   (238,951)
                                            $(251,655)   $(152,434)  $(234,306)
Per limited partnership unit
(56,341 outstanding)                           $(4.55)      $(2.82)     $(4.24)


Consolidated Statements of Cash Flows
For the years ended November 30,                 1997         1996        1995
Cash Flows From Operating Activities:
Net loss                                    $(251,655)   $(152,434)  $(234,306)
Adjustments to reconcile net loss to net cash
provided by operating activities:
 Depreciation                                 956,236      960,358     933,099
 Amortization                                 145,534      141,567     136,395
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Restricted cash                             471,184     (104,116)   (344,987)
  Rent receivable                             (17,441)       1,775     (22,805)
  Prepaid expenses and other assets           (53,895)     (34,901)    (69,176)
  Deferred rent receivable                     52,832       30,996     (27,251)
  Accrued interest payable                    (17,135)        (826)       (764)
  Accounts payable and accrued expenses        48,761     (215,869)     (8,363)
  Due to affiliates                        (1,513,947)     198,778     210,885
Net cash provided by (used for) operating activities
                                             (179,526)     825,328     572,727
Cash Flows From Investing Activities:
Additions to real estate                     (875,481)    (218,026)   (306,338)
Net cash used for investing activities       (875,481)    (218,026)   (306,338)
Cash Flows From Financing Activities:
Mortgage principal payments                  (150,069)    (127,809)   (118,308)
Net cash used for financing activities       (150,069)    (127,809)   (118,308)
Net increase in cash and cash equivalents  (1,205,076)     479,493     148,081
Cash and cash equivalents,
 beginning of year                          1,339,034      859,541     711,460
Cash and cash equivalents, end of year      $ 133,958  $ 1,339,034   $ 859,541

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest    $ 1,614,514    $ 211,050   $ 220,552
Supplemental Disclosure of Non-Cash Investing Activities:
Tenant improvements funded
 through accounts payable                   $       _      $     _    $ 42,765


Notes to the Consolidated Financial Statements
November 30, 1997, 1996 and 1995

1. Organization
Commercial Properties 4, L.P. (the "Partnership") was organized as a Limited Partnership under the laws of the State of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed November 1, 1984 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating certain types of commercial real estate. The General Partners of the Partnership are CP4 Real Estate Services Inc. ("RE Services"), which is an affiliate of Lehman Brothers (see below), and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan Hoffler, L.P., (see below). The Partnership will continue until December 31, 2010, unless sooner terminated in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton". Consequently, effective October 8, 1993, the Hutton Real Estate Services XI, Inc. General Partner changed its name to CP4 Real Estate Services Inc., and effective August 3, 1995, Hutton/GSH Commercial Properties 4 changed its name to Commercial Properties 4, L.P. to delete any reference to "Hutton".

On August 1, 1993, Goodman Segar Hogan, Incorporated ("GSH") transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a sixty-two percent stock interest and H.K. Associates, L.P., an affiliate of Armada/Hoffler ("HK"), with a thirty-eight percent stock interest. The remaining ninety-nine percentage interests in GSHH are limited partnership interests owned fifty percent by GSH and forty-nine percent by HK. The transaction did not affect the ownership of the General Partners.

Effective May 31, 1994, Enal Productions ("Enal"), the coventurer of Skytop Associates Joint Venture ("Skytop"), withdrew and assigned all of its right, title and interest in Skytop to the Partnership. The minority interest attributed to Enal in the amount of $1,026,164 was accounted for as a reduction in the net carrying value of real estate investments. No consideration was paid to Enal as part of this transaction. As a result of the withdrawal of Enal and the transfer of interest to the Partnership, Skytop dissolved as of May 31, 1994.

2. Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, Skytop and Deerwood Center Associates Joint Venture ("Deerwood"). The Partnership had a 100% share of ownership of capital in both its ventures up through the dissolution of Skytop on May 31, 1994.
As of November 30, 1997 and 1996, the consolidated financial statements include the accounts of the Partnership and Deerwood, in which the Partnership continues to have a 100% share of ownership of capital. Intercompany accounts and transactions between the Partnership and its joint ventures have been eliminated in consolidation.

Cash and Cash Equivalents Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash Restricted cash represents funds escrowed for future payment of real estate taxes, security deposits and excess cash from Crosswest Office Center ("Crosswest" or the "Property") operations escrowed for capital improvements and leasing commissions (Note 6).

Real Estate Real estate investments consist of just one commercial office building at November 30, 1997 and 1996, and are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements.
Depreciation is computed using the straight-line method based on estimated useful lives of 10 to 25 years, except for tenant improvements, which are depreciated over the terms of the respective leases.

Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases and are included in prepaid expenses, net of accumulated amortization.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

Fair Value of Financial Instruments Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques. Therefore, comparisons between entities, however similar, may be difficult.

Deferred Rent Receivable Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the term of the respective leases but will not be received until later periods.

Financing Costs Financing costs are amortized over the life of the mortgage note (Note 6) and are included in other assets, net of accumulated amortization.

Income Taxes No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. The Partnership Agreement
The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis 98% to the Limited Partners and 2% to the General Partners until each Limited Partner has received a 9% annual, noncumulative return on his adjusted capital investment, as defined. The remaining net cash from operations will then be distributed to the General Partners until the General Partners have received 10% of the aggregate net cash from operations distributed to all partners. The balance of net cash from operations will then be distributed 90% to the Limited Partners and 10% to the General Partners.

Net proceeds from sales or refinancings shall be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital and a 10% cumulative annual return thereon, reduced by any net cash from operations previously distributed to such Limited Partner. The balance of net proceeds from sales or refinancings will then be distributed 85% to the Limited Partners and 15% to the General Partners.

Income before depreciation for any fiscal year and all gains from sales or refinancings will be allocated in substantially the same manner as net cash from operations. Losses and depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership, an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts, except as noted below.

If as a result of the dissolution of the Partnership, the sum of the Limited Partners' capital contributions plus an amount equal to a 6% cumulative annual return on each Limited Partner's adjusted capital value less any distributions made to each Limited Partner from net cash flow from operations, exceeds aggregate distributions to the Limited Partners of net proceeds from a sale or refinancing, the General Partners will contribute to the Partnership for distribution to the Limited Partners an amount equal to the lesser of such excess or the aggregate distribution of net proceeds from a sale or refinancing distributed to the General Partners.

4. Transactions with Related Parties
The following is a summary of the amounts earned by or accrued to the General Partners and their affiliates during the years ended
November 30, 1997, 1996 and 1995:

                             Unpaid Earned
                               November 30,                 Earned
                                      1997          1997      1996      1995
Advances and related interest   $1,258,289      $270,144  $198,685  $210,830
Acquisition fees                   623,925             _         _         _
Selling commissions                467,400             _         _         _
                                $2,349,614      $270,144  $198,685  $210,830

The advances from the General Partners bear interest at the prime rate, and are to be repaid from future cash flows of the Partnership, when available. Payments of $1,500,000 and $250,000 were paid during the third and fourth quarter of 1997, respectively. Interest expense recorded on the advances was $201,360, $198,685 and $210,830 during 1997, 1996 and 1995, respectively.

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by RE Services, Inc. and its affiliates in servicing the Partnerships to the extent permitted by the partnership agreement. In prior years, affiliates of RE Services, Inc. had voluntarily absorbed these expenses. For the year ended November 30, 1997, $34,840 was accrued, and $33,944 was paid.

5. Real Estate Investments
Since inception, the Partnership acquired two commercial office buildings through investments in joint ventures as follows:
                       Rentable
                         Square                              Date      Purchase
Property Name              Feet           Location       Acquired         Price
Crosswest  (a)          152,000    Westchester, NY        9/10/85   $16,048,055
Reflections (b)         114,000   Jacksonville, FL       12/17/85   $11,300,170

(a) Crosswest was originally acquired by Skytop.

(b) Reflections was acquired by Deerwood and was sold on November
    30, 1994.

6. Mortgage Notes Payable

Skytop Associates Joint Venture On October 10, 1990, the Partnership entered into a mortgage loan agreement with Apple Bank for Savings. The principal amount of the loan was $1,973,861 and bore interest at 10.25% and was payable in equal monthly installments of $18,117, applied to principal and interest, commencing December 1, 1990 through October 1, 1993. On October 1, 1993, the entire balance of the debt outstanding was due and payable. At the option of the General Partners, the loan was extended to November 18, 1993. The loan was collateralized by Crosswest.

On November 18, 1993, the extended maturity date, the Partnership obtained replacement financing on Crosswest from The Penn Mutual Life Insurance Company, an unaffiliated party. Total proceeds of $3,000,000 were received and are collateralized by a Mortgage and Security Agreement and an Assignment of Rents and Leases Agreement encumbering Crosswest. The Partnership increased the amount of the mortgage debt on the Property in order to provide funds to complete the leasing of the Property. The term of the loan is for seven years and at an annual interest rate of 7.75% and requires monthly payments of principal and interest based on a 15 year amortization schedule. The loan also requires a lockbox account, into which all excess rental receipts from Crosswest are to be directly deposited each month.

As a result of the withdrawal of Enal and the transfer of Enal's right, title, and interest in Skytop to the Partnership as of May 31, 1994, (Note 1), the Partnership agreed to be bound by all of the obligations of Skytop pursuant to the Mortgage and Security Agreement and the Assignment of Rents and Leases that encumbered the property as of May 31, 1994.

Annual principal maturities of the mortgage note over the next four years are as follows:

          1998                             $137,168
          1999                              161,143
          2000                              174,086
          2001                            2,030,711
                                         $2,503,108

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

7. Rental Income Under Operating Leases
Future minimum rental income on noncancellable operating leases at Crosswest as of November 30, 1997 is as follows:

          1998                           2,253,577
          1999                           1,626,483
          2000                           1,270,297
          2001                             608,765
          2002                             443,155
          Thereafter                       693,351
                                        $6,895,628

Generally, leases are for terms of three to five years, contain renewal options and allow for increases in certain property operating expenses to be passed on to tenants.

8. Reconciliation of Net Loss to Tax Loss
For the year ended November 30, 1997, taxable income exceeded the net loss reported in the financial statements by $353,746. For the year ended November 30, 1996, taxable income exceeded the net loss reported in the financial statements by $277,916. For the year ended November 30, 1995, the net loss reported in the financial statements exceeded the tax loss by $131,312. These differences are due to the differences between the tax basis and financial statement basis of buildings and improvements and the use of accelerated methods of depreciating real estate for tax purposes as compared to the straight-line method used for financial statement purposes. In addition, rental income is recorded on a straight-line basis over the term of the lease for financial statement purposes, and is reportable for tax purposes when received or receivable.


                         Report of Independent Auditors






General and Limited Partners
Commercial Properties 4, L.P.
and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Commercial Properties 4, L.P. and Consolidated Ventures as of November 30, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 4, L.P. and Consolidated Ventures at November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP

Boston, Massachusetts
January 21, 1998

                              Net Asset Valuation

Comparison of Acquisition Costs to Appraised Value and Determination of
Net Asset Value Per $500 Unit at November 30, 1997 (Unaudited)
                                                                 Partnership's
                                            Aquisition Cost           Share of
                                       (Purchase Price Plus  November 30, 1997
                                           General Partners     1997 Appraised
Property              Date of Aquisition    Aquisition Fees)          Value (1)
Crosswest Office Centre         09-10-85        $17,478,593        $10,696,892

Cash and cash equivalents                                              133,958
Cash restricted                                                        402,707
Rent receivable                                                        106,351
Prepaid expenses                                                        53,718
Other assets                                                            47,515
                                                                    11,441,141
Less:
     Total Liabilities - net of mortgage loan                       (2,784,991)
Partnership Net Asset Value (3)                                     $8,656,150

Net Asset Value Allocated:
    Limited Partners                                                $8,569,589
    General Partners                                                    86,561
Net Asset Value Per Unit
    (56,341 units outstanding)                                         $152.10

(1) This represents the Partnership's share of the November 30, 1997 Appraised Value which was determined by an independent property appraisal firm.

(2)  The Partnership's share of the November 30, 1997 Appraised
  Value is net of the outstanding mortgage loan balance at November 30, 1997.

(3) The Net Asset Value assumes a hypothetical sale at November 30, 1997 of the Partnership's property at a price based upon its appraised value as a rental property and the distribution of the proceeds of such sale, combined with the Partnership's cash, after liquidation of the Partnership's liabilities, to the partners of the Partnership. Real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been estimated for purposes of this calculation. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of the property and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for the properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's property and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1997

                                                                     Crosswest
Commercial Property:                                             Office Center
Location                                                       Westchester, NY
Construction date                                                         1985
Acquisition date                                                      09-10-85
Life on which depreciation in latest
income statements is computed                                    10 - 25 years
Encumbrances                                                      $  2,503,108
Initial cost to Partnership:
     Land                                                            2,000,000
     Building and improvements                                      14,048,055
Costs capitalized
subsequent to acquisition:
  Land, building
  and improvements                                                   5,072,739
Retirements                                                            (88,789)
Gross amount at which
carried at close of period (1):
  Land                                                             $ 2,000,000
  Building and improvements                                         19,032,005
                                                                  $ 21,032,005

Accumulated depreciation (2)                                       $ 9,208,423

(1) For Federal income tax purposes, the aggregate basis of land, buildings and improvements is $19,093,550.
(2) For Federal income tax purposes, the amount of accumulated depreciation is $8,401,958.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended
November 30, 1997, 1996, and 1995:
                                         1997           1996              1995
Real estate investments:
Beginning of year                 $20,241,490    $20,027,287       $19,678,184
Additions                             875,481        218,026           349,103
Retirements                           (84,966)        (3,823)                _
End of year                       $21,032,005    $20,241,490       $20,027,287

Accumulated depreciation:
Beginning of year                  $8,337,153     $7,380,618        $6,447,519
Depreciation expense                  956,236        960,358           933,099
Retirements                           (84,966)        (3,823)                _
End of year                        $9,208,423     $8,337,153        $7,380,618





                        Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial Properties 4,
L.P. of our report dated January 21, 1998, included in the 1997 Annual Report to Shareholders of Commercial
Properties 4, L.P. and Consolidated Ventures.

Our audit also included the financial statement schedule of Commercial Properties 4, L.P. and Consolidated
Ventures listed in Item 14(a). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


ERNST & YOUNG LLP
Boston, Massachusetts
January 21, 1998